

May 17, 2013

Via E-mail
Martin Levine
Chief Financial Officer
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, NJ 08057

Re: **Cherry Hill Mortgage Investment Corporation**
       Registration Statement on Form S-11
       Filed April 29, 2013
       File No. 333-188214

Dear Mr. Levine:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated April 10, 2013. We have forwarded your response to the Division of Investment Management for review. Please contact the Division of Investment Management directly and be advised that, with respect to issues relating to the Investment Company Act of 1940, you are responsible for clearing the filing with the Division of Investment Management.

2.   Please tell us if there is any arranged benefit due to the manager for its agreement to pay the entire underwriting discount and structuring fee.

Our Initial Portfolio, page 88

3.   We note your response to comment 8 and the disclosure of the participation interest percentages. Please revise to clarify, if true, that you are entitled to only 17 basis points of the excess MSRs from the initial pool. Also, please revise to clarify if the split between basic and excess servicing fees on future pools will be consistent with the split of the initial pool. If not, please discuss how the split is determined and whether it is governed by your strategic alliance agreements.

4.   Please tell us if the any of the loans in the initial pool are subject to foreclosure.

5.   We note the revised disclosure of the impact of prepayments on the initial pool since January 31, 2013. Please tell us if you are able to provide the constant prepayment rate for the initial pool. Also, please tell us if the composition of the initial pool's interest rate terms (e.g., fixed rate, floating rate, and interest only) is relevant to an understanding of the excess MSRs for the initial pool.

6.   Please tell us if you would be able to determine the yield for your investment in the initial excess MSRs based on your purchase price and your participation interest. If so, clarify if such yield is adjusted for assumptions of prepayments and delinquencies.

7.   We note the revised disclosure on page 89. Please clarify how, if at all, a mortgage pool's weighted average interest rate, credit quality, and average principle balance impacts the total MSRs charged to a pool.

Management, page 97

8.   We note you identify Jay Lown as your President and Chief Investment Officer in this section. We further note that on page II-4, Signatures, you identify Jeffrey B. Lown II as your President and Chief Investment Officer. Please revise for clarity and consistency.

9.   We note your disclosure that your Chief Financial Officer, Martin Levine, served on the board of managers of SouthStar Funding LLC when that company filed a voluntary petition for bankruptcy protection. Please revise your disclosure to provide the date upon which the petition became final.

10.   Please revise Mr. Levine's biographical information to provide the dates of his employment with First Town Mortgage, Kaplan Companies, Pan American Properties and Kenneth Leventhal & Company, Coopers and Lybrand and Touche, Ross and Company.

<u>Underwriting, page 162</u>

11.   We note you indicate on page 163 that you are party to master repurchase agreements with certain underwriters or their affiliates, that certain of the underwriters and their affiliates also maintain warehouse facilities with Freedom Mortgage and its affiliates, and that certain of the underwriters or their affiliates currently engage in trading activities with Freedom Mortgage. Please revise to identify the underwriters to which you are referring.

<u>Financial Statements</u>

12.   We note your response to our prior comment 22. We will continue to monitor your future amendments for compliance with our comment.

<u>Exhibit Index</u>

13.   We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Daniel M. LeBey, Esq.
David S. Freed, Esq.
Via E-mail